Exhibit 99.2

Proposed issue of securities

Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday August 6, 2020

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code+Security description

Maximum Number of

+securities to be issued

MSBORDINARY FULLY PAID212,244

Proposed +issue date

Thursday August 6, 2020

Refer to next page for full details of the announcement

Proposed issue of securities

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Exhibit 99.2

Proposed issue of securities

Part 1 - Entity and announcement details

1.1	Name of +Entity

MESOBLAST LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

1.2	Registered Number Type

ABN

Registration Number

68109431870

1.3	ASX issuer code

MSB

1.4	The announcement is

New announcement

1.5	Date of this announcement

Thursday August 6, 2020

1.6	The Proposed issue is:

A placement or other type of issue

Proposed issue of securities

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Exhibit 99.2

Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 - Are any of the following approvals required for the placement or other type of issue?

+Security holder approval Court approval

Lodgement of court order with +ASIC ACCC approval

FIRB approval

Another approval/condition external to the entity

No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

Existing class

Will the proposed issue of this

+security include an offer of attaching +securities?

No

Details of +securities proposed to be issued

ASX +security code and description

MSB : ORDINARY FULLY PAID

Number of +securities proposed to be issued

212,244

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

The shares will be issued as consideration for services in connection with the license of intellectual property relating to cell targeting technology (ex vivo fucosylation) from a third party, for an equivalent consideration of US$240,000.

Please describe the consideration being provided for the +securities

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

340,000.000000

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Proposed issue of securities

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Part 7C - Timetable

7C.1 Proposed +issue date

Thursday August 6, 2020

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

212,244

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

Yes

212,244 ordinary shares which will cease to be subject to voluntary escrow in 12 months

7D.4a Please enter the number and +class of the +securities subject to +voluntary escrow and the date from which they will cease to be subject to +voluntary escrow

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

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Proposed issue of securities

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

Consideration for services in connection with the license of intellectual property relating to cell targeting technology (ex vivo fucosylation) from a third party.

7F.01 The purpose(s) for which the entity is issuing the securities

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

Proposed issue of securities

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